FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2003

                         Brazilian Distribution Company
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                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
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                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X   Form 40-F
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         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes    No X
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                                   SIGNATURES

         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA BRASILEIRA DE DISTRIBUICAO

Date: August 1, 2003                        By:/s/ Augusto Marques da Cruz Filho
                                               ---------------------------------
                                            Name:  Augusto Marques da Cruz Filho
                                            Title: Chief Financial Officer

                                            By:/s/ Aymar Giglio Junior
                                               ---------------------------------
                                            Name:  Aymar Giglio Junior
                                            Title: Investor Relations Officer

                                  EXHIBIT INDEX

99.1 Companhia Brasileira de Distribuicao (CBD) Announces 2nd Quarter 2003 Earnings.